

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2016

Michael Brigham
President and Chief Executive Officer
ImmuCell Corporation
56 Evergreen Drive
Portland, ME 04103

Re: ImmuCell Corporation
     Registration Statement on Form S-3
     Filed November 16, 2016
     File No. 333-214641

Dear Mr. Brigham:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed November 16, 2016

Incorporation of Information by Reference, page 5

1.   Please incorporate by reference all Forms 10-Q filed since the end of your latest fiscal year, as required by Item 12(a)(2) of Form S-3. Please also incorporate the description of your capital stock and purchase plan rights from your Exchange Act registration statement, as required by Item 12(a)(3) of Form S-3.

<u>Description of Common Stock</u>
<u>Effect of Certain Provisions of our Certificate of Incorporation, Bylaws and Common Stock Rights
Plan, page 6</u>

2.   We note your disclosure regarding the Common Stock Rights Plan associated with your
        common stock. To the extent the common shares being registered under the prospectus
        have related rights under this plan, please register the related rights and update the
        legality opinion to address the rights. For guidance, please refer to Securities Act Forms
        CDI 116.16 and Part II.B.1.f of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of action
by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

    Please contact Josh Samples at (202) 551-3199 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare and
                                                Insurance